AMENDMENT NO. 1
TO
STOCKHOLDERS' AGREEMENT

AGREEMENT made this _24th_ day of January, 2011 by and among GERHARD J. NEUMAIER, residing at 284 Mill Road, East Aurora, New York 14052, FRANK B. SILVESTRO, residing at 10470 Tillman Road, Clarence, New York 14031, RONALD L. FRANK, residing at 52 Dan Troy Drive, Williamsville, New York 14221 and GERALD A. STROBEL, residing at 10545 Stoneway Drive, Clarence, New York 14031 (hereinafter collectively referred to as the "stockholders" and severally referred to as a "stockholder").

WHEREAS, the stockholders have previously entered into a Stockholders' Agreement dated May 12, 1970 (the "agreement") relating to their holdings of common stock of Ecology and Environment, Inc. (the "Corporation"), and

WHEREAS, the stockholders desire to amend the agreement as hereinafter provided to affect the rights of the stockholders relating to any shares that are subject to the agreement.

NOW, THEREFORE, the parties hereto agree as follows:

A. Paragraph 3 of the agreement is deleted, and the following is inserted in its place and stead:

3.   This agreement signed by the original stockholders shall bind the heirs and successors of any of the original signers. This agreement covers only those shares of stock of the Corporation that are subject to the terms of this agreement. Notwithstanding the foregoing to the contrary, (a) a stockholder, pursuant to his Last Will and Testament, through intestacy or by creating an inter vivos trust for the benefit of the stockholder's spouse and/or his children (not including grandchildren and/or subsequent descendants)("Children") may transfer stock of the Corporation upon his death to the stockholder's spouse and/or his Children outright and/or in trust and (b) a stockholder's spouse, pursuant to her Last Will and Testament, through intestacy or by creating an inter vivos trust for the benefit of the stockholder's Children may transfer stock of the Corporation upon her death to the stockholder's children, outright and/or in trust, without either of those transfers being subject to the right of first refusal described in Paragraph 1, and the recipients of that stock receive that stock subject to the terms and conditions of this agreement. Any sale and/or transfer of the stock of the Corporation by any of the Children of an original stockholder to their siblings shall not be a disposition or

encumbrance for purposes of Paragraph 1 or Paragraph 3 of the agreement. Only the original stockholders have the right of first refusal described in Paragraph 1 hereof and not the surviving spouse and/or Children of an original stockholder.

B.   As hereby amended, the agreement remains in full force and effect.

IN WITNESS WHEREOF, we have hereunto set our hands and seals as of the date first written above.



GERHARD J. NEUMAIER



FRANK B. SILVESTRO



RONALD L. FRANK



GERALD A. STROBEL

Doc #: 181404.23